Exhibit 99.1

Codere Online

Luxembourg, S.A. and subsidiaries

Unaudited Interim Condensed Consolidated

Financial Statements

as of and for the

six months ended June 30, 2026

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(Thousands of Euros)

	Notes	06/30/2026	12/31/2025
ASSETS
A) NON-CURRENT ASSETS		14,067	13,378
Property, plant and equipment		426	417
Right-of-use assets	4	1,786	2,021
Deferred tax asset	10	11,855	10,940
B) CURRENT ASSETS		84,468	67,483
Trade receivables and other current assets	6	11,792	7,841
Current financial assets	5	10,142	9,659
Cash and cash equivalents	5	62,534	49,983
TOTAL ASSETS (A+B)		98,535	80,861

EQUITY AND LIABILITIES
A) EQUITY	7	38,339	28,698
Equity attributable to equity holders of the Parent		38,185	28,546
Equity attributable to non-controlling interest		154	152
B) NON-CURRENT LIABILITIES		2,874	2,880
Non-current lease obligations	4	1,588	1,615
Deferred tax liabilities	10	1,286	1,265
C) CURRENT LIABILITIES		57,322	49,283
Current lease obligations	4	290	504
Payables with Related Parties	8	2,901	1,808
Trade payables and other current liabilities	9	54,131	46,971
TOTAL EQUITY AND LIABILITIES (A+B+C)		98,535	80,861

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Thousands of Euros, except per share data)

		Six-months ended
	Notes	06/30/2026	06/30/2025
Revenue	11	124,711	105,330
Personnel expenses		(17,259)	(8,691)
Depreciation and amortization		(358)	(315)
Other operating expenses		(101,802)	(93,317)
Operating expenses	11	(119,419)	(102,323)
OPERATING INCOME		5,292	3,007
Finance Income / (costs)		1,581	(4,883)
Net financial results	11	1,581	(4,883)
NET INCOME/(LOSS) BEFORE TAX		6,873	(1,876)
Income tax expense	10	(1,288)	(1,270)
NET INCOME/(LOSS) FOR THE PERIOD		5,585	(3,146)
Attributable to equity holders of the Parent		5,583	(3,147)
Attributable to non-controlling interests		2	1

Basic earnings per share attributable to equity holders of the Parent (Euro)	11	0.123	(0.069)
Diluted earnings per share attributable to equity holders of the Parent (Euro)	11	0.123	(0.069)

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Thousands of Euros)

	Six-months ended
	06/30/2026	06/30/2025
Net income/(loss) for the period	5,585	(3,146)
Currency translation differences	(1,840)	605
Income tax impact	-	-
Items that may be reclassified subsequently to profit or loss	(1,840)	605
Total other comprehensive income/(loss) recognized for the period	(1,840)	605
Total comprehensive income/(loss) recognized for the period	3,745	(2,541)
Attributable to:
Equity holders of the Parent	3,743	(2,542)
Non-controlling interests	2	1

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Thousands of Euros)

	Issued capital	Other reserves	Share premium	Net income / (loss) for the period	Retained earnings / (losses)	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2024	45,491	26,479	106,920	3,908	(150,836)	(7,891)	24,071	149	24,220
Net income/(loss) for the period	-	-	-	(3,147)	-	-	(3,147)	1	(3,146)
Other comprehensive income/(loss) for the period	-	-	-	-	-	605	605	-	605
Total comprehensive income/ (loss) for the period	-	-	-	(3,147)	-	605	(2,542)	1	(2,541)
Appropriation of result	-	-	-	(3,908)	3,908	-	-	-	-
Capital increase (Note 7)	150	(150)	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	(642)	-	(642)	-	(642)
Employee share-based compensation	-	(480)	-	-	-	-	(480)	-	(480)
Balance at June 30, 2025	45,641	25,849	106,920	(3,147)	(147,570)	(7,286)	20,407	150	20,557

	Issued capital	Other reserves	Share premium	Net income / (loss) for the period	Retained earnings / (losses)	Other comprehensive income/(loss)	Total	Non-controlling interest	Total Equity
Balance at December 31, 2025	45,641	29,998	106,920	1,292	(146,928)	(8,377)	28,546	152	28,698
Net income/(loss) for the period	-	-	-	5,583	-	-	5,583	2	5,585
Other comprehensive income/(loss) for the period	-	-	-	-	-	(1,840)	(1,840)	-	(1,840)
Total comprehensive income/ (loss) for the period	-	-	-	5,583	-	(1,840)	3,743	2	3,745
Appropriation of result	-	-	-	(1,292)	1,292	-	-	-	-
Capital increase (Note 7)	220	(220)	-	-	-	-	-	-	-
Net settlement of share-based awards for employee tax withholding (Note 7)	-	(326)	-	-	-	-	(326)	-	(326)
Employee share-based compensation	-	6,222	-	-	-	-	6,222	-	6,222
Balance at June 30, 2026	45,861	35,674	106,920	5,583	(145,636)	(10,217)	38,185	154	38,339

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Thousands of Euros)

	Notes	06/30/2026	06/30/2025
Net income/(loss) before tax		6,873	(1,876)
Adjustments to profit:		4,999	4,718
Depreciation and amortization	11	358	315
Share-based compensation	7	6,222	(480)
Exchange rate impact	11	61	3,263
Effect of hyperinflation on results	11	(2,697)	(189)
Short term investment gain	11	-	(27)
Changes in fair value	11	1,099	1,884
Interest income	11	(137)	(144)
Interest expense on lease liabilities	4	93	96
Changes in working capital:		6,752	6,155
Trade receivables and other current assets	6	(4,296)	9,469
Trade payables and other current liabilities	9	11,048	(3,314)
Income tax paid		(1,905)	(1,082)
Net cash provided by operating activities		16,719	7,915
Payment for purchases of property, plant and equipment		(70)	(24)
Net cash used in investing activities		(70)	(24)
Capitalized lease payments (IFRS 16)	4	(303)	(221)
Repurchase of treasury shares		-	(642)
Settlement of share-based awards related to withholding taxes		(326)	-
Interests paid on lease liabilities	4	(93)	(96)
Net cash used in financing activities		(722)	(959)
Net increase in cash and cash equivalents		15,927	6,932
Cash and cash equivalents at the beginning of the period		49,983	40,307
Effect of changes in exchange rates on cash and cash equivalents		(3,376)	(2,114)
Cash and cash equivalents at the end of the period		62,534	45,125

The accompanying notes 1 to 15 are an integral part of the accompanying Unaudited Interim Condensed Consolidated Financial Statements

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

1.	BACKGROUND

On June 4, 2021, Codere Online Luxembourg, S.A. (the “Company” or “Parent” and, together with its subsidiaries, “Codere Online”), was incorporated and registered in Luxembourg as a public limited company (société anonyme) under the laws of Luxembourg with its registered office at 7, rue Robert Stumper, L-2557 Luxembourg, Grand Duchy of Luxembourg and has been registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under the number B255798.

Codere Online is comprised of the former online gambling operations of its majority shareholder Codere Group Topco, S.A. and its subsidiaries (“Codere Group”) in Spain, Mexico, Colombia, Panama, and Argentina focused on online gambling and other online services. Codere Group controls Codere Online through its operating Spanish Holdco, Codere Newco, S.A.U. (“CNEW”), which holds 65.9% of the ordinary shares of the Company.

Codere Group is a leading international gaming operator that operates slot machines, bingo seats and sports betting terminals in Latin America (Argentina, Colombia, Mexico, Panama and Uruguay), Spain and Italy, across various gaming venues, including gaming halls, arcades, bars, sports betting shops and horse racetracks.

Codere Online’s perimeter consists of 8 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Israel and Argentina) and 2 holding companies (Spain and Luxembourg).

Entity	Entity Type	Ownership	Location
Codere Online Luxembourg S.A.	Holding Company	100%	Luxembourg
Codere Online U.S. Corp.	Supporting Entity	100%	United States
Servicios de Juego Online S.A.U. (SEJO)	Holding Company	100%	Spain
Codere Online S.A.U.	Operating Entity	100%	Spain
Codere Online Colombia S.A.S	Operating Entity	100%	Colombia
Operating Management Services Panama S.A.	Operating Entity	100%	Panama
LIFO AenP	Operating Entity	99.99%	Mexico
Codere Online Mexico S.A. de C.V.	Supporting Entity	100%	Mexico
Codere Online Argentina, S.A.	Operating Entity	95%	Argentina
Codere Israel Marketing Support Services LTD.	Supporting Entity	100%	Israel

2.	BASIS OF PRESENTATION OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of presentation and comparison of information

The accompanying Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026 and 2025 (the “Unaudited Interim Condensed Consolidated Financial Statements”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and pursuant to the interpretations issued by Interpretation Committee of the IASB (“IFRIC”).

According to IAS 34, interim financial reporting is intended to bring the contents of the last Consolidated Financial Statements up to date, emphasizing any new activities, events or circumstances that occurred during the six months ended June 30, 2026 but without duplicating the information previously published in the Consolidated Financial Statements. Therefore, in order to properly understand the information included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements, they must be read together with the Company’s Consolidated Financial Statements as of December 31, 2025.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Certain related-party balances previously included within “Other borrowings” are now presented within “Payables with Related Parties”, consistent with their operating nature. These balances amounted to €2,901 thousand as of June 30, 2026, and €1,808 thousand as of December 31, 2025. The related cash flows are now presented within operating rather than financing activities. These presentation changes have no impact on total liabilities, equity, profit or loss, or the net change in cash and cash equivalents.

The Unaudited Interim Condensed Consolidated Financial Statements of Codere Online were approved on September 29, 2026.

a.1.)	Changes in perimeter

The perimeter of Codere Online consists of 8 operating and supporting entities (Spain, United States, Mexico, Colombia, Panama, Israel and Argentina) and 2 holding companies (Spain and Luxembourg) as described in Note 1.

Codere Online Operator Ltd., which was previously included in the consolidation perimeter, was liquidated on August 28, 2024, and has therefore been excluded from the consolidation perimeter. The liquidation was finalized on May 25, 2025.

Additionally, for the six-month period ended June 30, 2026, Codere Online Argentina S.A. Unión Transitoria has not been consolidated, following the execution of a transfer agreement on September 25, 2025, pursuant to which Codere Online agreed to transfer its 98% ownership interest in the Temporary Union Contract to Cela, S.A. and Vital, S.A. (a company within Cela, S.A.’s group of companies), including its rights and obligations with respect to the online gaming license and all relevant third-party agreements.

a.2.)	Accounting estimates and judgments

The preparation of these Unaudited Interim Condensed Consolidated Financial Statements requires that management make some judgments, estimates and assumptions that affect the application of accounting policies and the balances of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and other factors that are understood as reasonable under the circumstances. Actual results may differ from these estimates.

b)	Accounting policies

The accounting policies used in the preparation of these Unaudited Interim Condensed Consolidated Financial Statements are the same as those applied in the Consolidated Financial Statements as of and for the year ended December 31, 2025.

New IFRS, IFRIC and amendments to IFRS not effective as of June 30, 2026

As of the approval date of the Unaudited Interim Condensed Consolidated Financial Statements, the following standards, amendments and interpretations had been published by the IASB, but their application was not mandatory for the six month period ended June 30, 2026:

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Standards, amendments and interpretations	Description	Mandatory application for financial years starting on or after:
IFRS 18 Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.	January 1, 2027

Translation to a Hyperinflationary Presentation Currency Amendments to IAS 21	Issued in November 2025, Translation to a Hyperinflationary Presentation Currency amends IAS 21 The Effects of Changes in Foreign Exchange Rates to introduce translation requirements for entities translating their financial statements, or the results and financial position of a foreign operation, from a functional currency that is the currency of a non hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy.	January 1, 2027

Codere Online estimates that no standards, amendments and interpretations in the preceding table will have a significant impact on the recognition or measurement of its underlying transactions in the initial period of application. However, Codere Online is currently assessing the implications of applying IFRS 18 on Codere Online’s Unaudited Interim Condensed Consolidated Financial Statements. Based on the work performed to date, Codere Online does not expect IFRS 18 to affect the recognition or measurement of its underlying transactions or, consequently, its reported net result. However, the Standard is expected to significantly affect presentation and disclosure of Codere Online’s financial performance, particularly the classification of income and expenses within the operating, investing and financing categories, the presentation of the new required subtotals in the consolidated statement of profit or loss, and the disclosures relating to management-defined performance measures. Codere Online is also assessing the related implications for the statement of cash flows, the aggregation and disaggregation of financial information and the presentation of comparative information. This assessment remains ongoing and will be further developed ahead of the Standard’s mandatory application for annual reporting periods beginning on or after January 1, 2027.

3.	SEGMENT INFORMATION

Under IFRS 8 (Segment Information), operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”) which, in the case of Codere Online, is the Chief Executive Officer (“CEO”). The CODM is responsible for allocating resources and assessing performance of the business. For management purposes, Codere Online’s operating segments are formed by Codere Online’s business in Spain, Mexico, Colombia, Panama and Argentina.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

The CEO primarily measures the performance of Codere Online’s operating segments based on revenue and EBITDA. EBITDA is the measure of segment profit or loss used by the CODM to assess segment performance and allocate resources. EBITDA is is calculated as net income/(loss), after adding back income tax benefit/(expense), net financial results, depreciation and amortization.

Codere Online will report financial information, both internally and externally, based on the organizational structure approved by its CEO. Thus, the reportable segments for these Unaudited Interim Condensed Consolidated Financial Statements consist of Codere Online’s operations in Spain and Mexico. Colombia, Panama and Argentina are grouped under “Other Operations”. Codere Israel Marketing Support Services LTD and Codere Online Luxemburg, S.A., Codere Online U.S. Corp., and Servicios de Juego Online S.A.U. have been grouped and reported under “Supporting”.

The entities that have been aggregated under “Other operations” and “Supporting” have been grouped in accordance with guidance allowed under IFRS 8, Operating Segments. Based on both IFRS 8:BC30 and the diagram included in the implementation guidance accompanying IFRS 8, if two or more components of a business meet the aggregation criteria, they may be combined for external reporting purposes into a single operating segment, notwithstanding that they may individually exceed the quantitative thresholds. Additionally, the entities aggregated in the “Other operations” and “Supporting” segments all meet the following conditions: (i) aggregation is consistent with the core principle of IFRS 8, (ii) the segments have similar economic characteristics, (iii) the segments are similar in the nature of the products and services offered, (iv) the segments are similar in the nature of their production processes, (v) the segments are similar in the type or class of customer for their products and services, (vi) the segments have similar methods used to distribute their products and provide their services and (vii) the segments have a similar nature of their regulatory environment. The segments referred to above include the information related to the online business provided in each country. Inter-segment transactions are carried out on an arm’s length basis and are included in the “Eliminations” column. Information relating to other Codere Online companies not specifically included in these segments is reported under “Other Operations”.

The following tables provide a reconciliation of the segment performance measure (EBITDA) to the profit/(loss) before tax for the six months ended June 30, 2026 and 2025:

06/30/2026	Spain	Mexico	Other Operations	Totals
Revenue	53,132	62,215	9,364	124,711
Personnel expenses	(1,649)	(1,496)	(600)	(3,745)
Other operating expenses	(44,685)	(62,486)	(8,845)	(116,016)
EBITDA	6,798	(1,767)	(81)	4,950
Reconciling items:
Other EBITDA				700
Depreciation and amortization				(358)
Net financial results				1,581
CONSOLIDATED NET INCOME BEFORE TAX				6,873

06/30/2025	Spain	Mexico	Other Operations	Totals
Revenue	44,017	53,837	7,476	105,330
Personnel expenses	(1,216)	(984)	(507)	(2,707)
Other operating expenses	(35,373)	(53,725)	(7,498)	(96,596)
EBITDA	7,428	(872)	(529)	6,027
Reconciling items:
Other EBITDA				(2,705)
Depreciation and amortization				(315)
Net financial results				(4,883)
CONSOLIDATED NET LOSS BEFORE TAX				(1,876)

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

The following tables break down certain information presented in the Unaudited Interim Condensed Consolidated Statement of financial position as of June 30, 2026 and in the consolidated statement of financial position as of December 31, 2025.

06/30/2026	Spain	Mexico	Other Operations	Supporting	Eliminations	Totals
NON-CURRENT ASSETS	581	27	408	232,908	(219,857)	14,067
CURRENT ASSETS	77,962	21,463	16,360	118,268	(149,585)	84,468
Trade receivables and other current assets	13,811	9,707	1,864	47,918	(61,508)	11,792
Current financial assets	36,432	3,122	3,552	55,082	(88,046)	10,142
Cash and cash equivalents	27,719	8,634	10,944	15,268	(31)	62,534
TOTAL ASSETS	78,543	21,490	16,768	351,176	(369,442)	98,535
EQUITY	54,512	(21,657)	(13,522)	239,131	(220,125)	38,339
NON-CURRENT LIABILITIES	150	0	258	1,288	1,178	2,874
CURRENT LIABILITIES	23,881	43,147	30,032	110,757	(150,495)	57,322
Current lease liabilities	53	-	25	1,388	(1,176)	290
Payables with Related Parties	5,022	8,038	12,248	65,269	(87,676)	2,901
Trade payables and other current liabilities	18,806	35,109	17,759	44,100	(61,643)	54,131
TOTAL EQUITY AND LIABILITIES	78,543	21,490	16,768	351,176	(369,442)	98,535

12/31/2025	Spain	Mexico	Other Operations	Supporting	Eliminations	Totals
NON-CURRENT ASSETS	611	16	378	226,009	(213,636)	13,378
CURRENT ASSETS	69,684	22,285	10,118	114,179	(148,783)	67,483
Trade receivables and other current assets	13,157	4,731	(1,442)	52,878	(61,483)	7,841
Current financial assets	40,157	3,511	2,572	50,689	(87,270)	9,659
Cash and cash equivalents	16,370	14,043	8,988	10,612	(30)	49,983
TOTAL ASSETS	70,295	22,301	10,496	340,188	(362,419)	80,861
EQUITY	47,023	(19,669)	(12,943)	228,193	(213,906)	28,698
NON-CURRENT LIABILITIES	151	-	229	1,268	1,232	2,880
CURRENT LIABILITIES	23,121	41,970	23,210	110,727	(149,745)	49,283
Current lease liabilities	104	-	44	1,588	(1,232)	504
Payables with Related Parties	4,048	5,074	11,225	71,496	(90,035)	1,808
Trade payables and other current liabilities	18,969	36,896	11,941	37,643	(58,478)	46,971
TOTAL EQUITY AND LIABILITIES	70,295	22,301	10,496	340,188	(362,419)	80,861

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

4.	LEASES

Right-of-use assets

The reconciliation of the carrying amounts of the items comprising “right-of-use assets” at the beginning and end of the reporting period:

Cost	Balance at 12/31/2025	Additions	Derecognitions	Balance at 06/30/2026
Right-of-use assets	2,770	66	-	2,836
Total	2,770	66	-	2,836
Accumulated depreciation (Note 11)

Right-of-use assets	(749)	(301)*	-	(1,050)
Total	(749)	(301)	-	(1,050)
Carrying amount	2,021	(235)	-	1,786

*	The difference between the depreciation expense disclosed in Note 4 and Note 11 arises from using different FX rates: period-end rates or balance sheet and average rates for income statement.

Cost	Balance at 12/31/2024	Additions	Derecognitions	Balance at 12/31/2025
Right-of-use assets	2,200	570	-	2,770
Total	2,200	570	-	2,770
Accumulated depreciation (Note 11)

Right-of-use assets	(243)	(506)	-	(749)
Total	(243)	(506)	-	(749)
Carrying amount	1,957	63	-	2,021

Lease Liabilities

The lease liabilities as of June 30, 2026, amounted to €1,878 thousand. The maturity analysis is as follows:

Maturity analysis:
06/30/2026	1,588
Year 1	394
Year 2	715
Year 3	626
Year 4	451
Year 5	79
Onwards	1
Total future lease payments	2,266
Less: Unearned interest	388
Lease liabilities as of June 30, 2026	1,878

Lease Liabilities as of June 30, 2026	1,878
Non-Current	1,588
Current	290

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

5.	FINANCIAL ASSETS

The breakdown of the carrying amount of the items presented under this heading as of June 30, 2026 and December 31, 2025 is as follows:

06/30/2026	Financial assets at amortized cost	Carrying amount	Fair value
Current assets:	84,468	84,468	84,468
Trade receivables and other current assets (Note 6)	11,792	11,792	11,792
Current financial assets	10,142	10,142	10,142
Cash and cash equivalents	62,534	62,534	62,534

12/31/2025	Financial assets at amortized cost	Carrying amount	Fair value
Current assets:	67,483	67,482	67,482
Trade receivables and other current assets (Note 6)	7,841	7,841	7,841
Current financial assets	9,659	9,659	9,659
Cash and cash equivalents	49,983	49,983	49,983

Cash and cash equivalents includes reserved cash in certain jurisdictions (Spain, Colombia and the City of Buenos Aires) where regulation requires the Company to maintain a cash reserve equal to the amount that the customer has in his or her online wallet. As of June 30, 2026, and December 31, 2025, reserved cash amounted to €4,615 and €5,205 thousand euros, respectively.

Trade receivables and other current assets mainly comprise VAT recoverable from the tax authorities amounting to €7,821 and €5,405 thousand euros as of June 30, 2026 and December 31, 2025, respectively. The balance also includes deposits made by customers through retail sport betting terminals, owned by other entities of Codere Group, to their online wallets and amounted to €2,904 and €954 thousand euros as of June 30, 2026 and December 31, 2025, respectively.

Current financial assets mainly correspond to “in transit” deposits made by customers through payment service providers to their online wallets and amounted to €8,692 and €8,461 thousand euros as of June 30, 2026 and December 31, 2025, respectively. These deposits are normally settled and appear in the Company’s bank accounts between one to fifteen days after the transaction, depending on each payment service provider.

The expected credit losses recognized on current financial assets as of June 30, 2026 and December 31, 2025 amounted to €163 thousand euros.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

6.	TRADE RECEIVABLES AND OTHER CURRENT ASSETS

The breakdown of the items presented under this heading at June 30, 2026 and December 31, 2025 is as follows:

	06/30/2026	12/31/2025
Trade receivables:
Other receivables from the Codere Group companies (Note 12)	2,306	954
Impairment of trade receivables	(99)	(99)
Other current assets:
Current tax asset (VAT)	7,821	5,405
Prepayments	1,542	1,507
Other receivables	222	74
Total	11,792	7,841

The carrying amounts of Codere Online’s trade receivables and other current assets are denominated in the following currencies:

Currency	06/30/2026	12/31/2025
EUR	6,238	4,379
ILS	253	175
ARS	63	86
USD	740	420
MXN	3,440	1,886
COP	1,058	895
Total	11,792	7,841

The maximum exposure to credit risk at the reporting date is the carrying value of each class of trade receivable mentioned above. Codere Online does not hold any collateral as security.

The change in the allowance for impairment of trade receivable as of June 30, 2026 and December 31, 2025 is as follows:

Expected credit loss as of 12/31/2024	99
Additions	-
Reversal	-
Expected credit loss as of 12/31/2025	99

Expected credit loss as of 12/31/2025	99
Additions	-
Reversal	-
Expected credit loss as of 06/30/2026	99

7.	EQUITY

On January 4, 2024, the Company’s board of directors (the “Board”) approved the creation and issuance of 193,275 new shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the Company.

On December 26, 2024, the Board approved the creation and issuance of 149,639 new shares with a nominal value of one euro each (€1.00), all fully paid up by the capitalization of part of the available reserve of the Company. The issuance of the shares was not completed until March 13, 2025. Both issuances were made in accordance with the terms of the invitation letters signed by the subscribers of the management incentive plan.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

As of December 31, 2025, the Company had 45,640,814 shares issued, of which 45,249,812 shares were issued and outstanding, excluding the 391,002 shares held in treasury, with a nominal value of €1.00 each. As of December 31, 2025, the authorized, but unissued and unsubscribed, capital of Codere Online amounted to 499,481,142 with a nominal value of €1.00 each.

During the year ended December 31, 2025, the Company repurchased 391,002 treasury shares amounting to €2,359 thousand, fully paid in cash. This was part of the Company’s share repurchase program approved by the Board of Directors, allowing for additional repurchases under the existing authorization, which expires on December 31, 2026.

During the six months ended June 30, 2026, the Company recognized employee share-based compensation, in “Other reserves”, of €6,222 thousand for equity settled share-based awards granted under its management incentive plan and a reduction of €326 thousand from the net settlement of share-based awards for employees’ withholding taxes. During the six months ended June 30, 2025, the Company recognized employee share-based compensation of negative €480 thousand mainly reflecting fair value adjustments to its equity settled share-based awards granted under its management incentive plan, as described in Note 14.

During the six months ended June 30, 2026, the Company issued 220,103 shares with a nominal value of one euro each (€1.00), as settlement of vested share-based awards, all fully paid up by the capitalization of part of the available reserve of the Company. During that period, no shares were repurchased under the Company’s share repurchase program.

As of June 30, 2026, the Company had 45,860,917 shares issued, of which 45,469,915 shares were issued and outstanding, excluding the 391,002 shares held in treasury, with a nominal value of €1.00 each. As of June 30, 2026, the authorized, but unissued and unsubscribed, capital of Codere Online amounted to 100,000,000 shares with a nominal value of €1.00 each.

8.	CURRENT FINANCIAL LIABILITIES WITH RELATED PARTIES

As of June 30, 2026, and December 31, 2025 Codere Online had no bank debt, bonds or other external borrowings. All financial liabilities correspond to current payable balances with Codere Group companies, as detailed below:

Current financial liabilities at amortized cost

06/30/2026	Amortized Cost	Carrying Amount	Fair Value
Current financial liabilities	2,901	2,901	2,901
Payables with Related Parties (Note 12)	2,901	2,901	2,901

12/31/2025	Amortized Cost	Carrying Amount	Fair Value
Current financial liabilities	1,808	1,808	1,808
Payables with Related Parties (Note 12)	1,808	1,808	1,808

There were no non-current financial liabilities at amortized cost, nor any borrowings with financial institutions, as of June 30, 2026 and December 31, 2025.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Changes in financial liabilities arising from financing activities

The following tables present details regarding the changes in financial liabilities as of June 30, 2026 and December 31, 2025 that arise from current financial activities:

06/30/2026

	Balance at 12/31/2025	Cash addition	Related parties debt restructuring	Related party non-cash payable	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 06/30/2026
Payables with Related Parties	1,808	-	-	-	1,093	-	-	2,901
Total	1,808	-	-	-	1,093	-	-	2,901

12/31/2025

	Balance at 12/31/2024	Cash addition	Related parties debt restructuring	Related party non-cash payable	Related party cash settlement	Exchange rate impact	Changes in fair value	Balance at 12/31/2025
Payables with Related Parties	3,365	-	-	-	(1,557)	-	-	1,808
Total	3,365	-	-	-	(1,557)	-	-	1,808

These balances correspond to short-term payables with Codere Group companies, including transactions made by customers through retail sport betting terminals, and amounted to €2,901 and €1,808 thousand as of June 30, 2026 and December 31, 2025, respectively.

9.	TRADE PAYABLES AND OTHER CURRENT LIABILITIES

The composition of trade payables and other current liabilities as of June 30, 2026 and December 31, 2025 is as follows:

	06/30/2026	12/31/2025
Trade payables	28,307	22,413
Customer online wallets	10,514	9,669
Other current liabilities	8,617	9,602
Accruals	1,157	850
Warrants	5,536	4,437
Total	54,131	46,971
Of which: with related parties (Note 12)	5,680	4,306

The customer online wallets are the net difference between funds deposited by customers, plus winning wagers, less losing wagers and less customers withdrawals.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Accrued salaries include Codere Online’s commitments to its staff under the labor legislation prevailing in each market as well as the labor contingencies recognized in each reporting period.

As of June 30, 2026 and December 31, 2025, the warrants were classified as other current liabilities due to their contractual expiration date of November 30, 2026.

The details of other current liabilities as of June 30, 2026 and December 31, 2025 is as follows:

	06/30/2026	12/31/2025
Accrued salaries	1,315	2,094
Current tax liabilities	7,248	7,504
Others	54	4
Total	8,617	9,602

10.	INCOME TAX MATTERS

Each of the entities included in Codere Online file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

The consolidated income tax has been calculated as an aggregation of income tax expenses of each individual company. In order to calculate the taxable income of the consolidated entities individually, the accounting profit is adjusted for permanent differences. At each consolidated statement of operations date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable.

Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered.

Income tax benefit/(expense)

The breakdown of the income tax benefit/(expense) from continuing operations for the six months ended June 30, 2026 is as follows:

	06/30/2026	06/30/2025
Current income tax expense	(2,076)	(988)
Deferred income tax Benefit/(expense) relating to origination and reversal of temporary differences	788	(281)
Income tax expense recognized in the income/(loss) statement	(1,288)	(1,270)

Deferred taxes

Deferred taxes consist of:

	06/30/2026	12/31/2025
Deferred tax asset	11,855	10,940
Deferred tax liability	(1,286)	(1,265)

The deferred tax assets as of June 30, 2026 and December 31, 2025, primarily relate to tax loss carryforwards and share-based payments.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

As shown in the table below, Codere Online has generated net losses which can be offset against future taxable profits. For Spain, there is no limit to utilize these losses in time. In all other jurisdictions mentioned, the carry forward period is measured from the year in which the loss was incurred and is limited to 10 years in Mexico (Article 57 LISR), 12 years in Colombia (Article 147 of the Colombian Tax Code), and 17 years in Luxembourg (Article 114 LIR).

Entity	Total as of 06/30/2026	Total as of 12/31/2025
SEJO	20,577	20,523
LIFO AenP (Mexico)	25,256	22,774
Codere Online Colombia	5,657	5,692
Codere Online Luxembourg	249,308	249,308

11.	REVENUE AND EXPENSES

Revenues

The breakdown of Codere Online’s revenues for the six months ended June 30, 2026 and 2025 is as follows:

	06/30/2026	06/30/2025
Online sports betting	48,444	41,908
Online casino wagering	76,199	63,422
Others	68	-
Total	124,711	105,330

No customer contributed more than 10% of revenue for the six months ended June 30, 2026, and 2025.

Additionally, the distribution of revenue by geographical market during the reporting periods is as follows:

	06/30/2026	06/30/2025
Spain	53,132	44,017
Mexico	62,215	53,837
Others	9,364	7,476
Total	124,711	105,330

Personnel expenses

Personnel expenses as of June 30, 2026 and 2025 include expenses for wages, salaries, long term incentive plans, benefits (and other similar concepts) and social security and other social contributions expenses payable by Codere Online.

	06/30/2026	06/30/2025
Wages, salaries and similar	8,084	6,341
Social security contributions payable by Codere Online	1,112	987
Other social contributions	8,063	1,362
Total	17,259	8,691

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Other social contribution includes those expenses resulting from the LTIP executive bonus. For the six months ended June 30, 2026, it amounted to €6,222 thousand, compared with employee share-based compensation of negative €480 thousand for the six months ended June 30, 2025, mainly reflecting fair value adjustments to equity-settled share-based awards granted under the management incentive plan.

Depreciation and amortization

The breakdown of depreciation and amortization for the six months ended June 30, 2026 and 2025 is as follows:

	06/30/2026	06/30/2025
Depreciation of property, plant and equipment	61	62
Amortization of intangible assets	-	-
Amortization of right-of-use assets (Note 4)	297	253
Total	358	315

Other operating expenses

The breakdown of other operating expenses for the six months ended June 30, 2026 and 2025 is as follows:

	06/30/2026	06/30/2025
Gambling taxes	11,693	11,154
Leases	23	11
Utilities, repairs and maintenance	273	536
Professional services and other expenses	34,847	31,472
Casino license royalties	5,137	4,052
Marketing expenses	49,829	46,092
Total	101,802	93,317

Codere Online recognizes lease payments as an operating expense on a straight-line basis over the term of the lease for the short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value.

Professional services and other expenses mainly include: (i) Platform services; (ii) external providers for some of our sports odds; (iii) payment processing which allow our customers to deposit and withdraw using platforms and (iv) streaming services contracted to external parties offered to our customers as a complement to our sports betting offer.

Finance income/(cost), net

The breakdown of finance income/ (cost), net for the six months ended June 30, 2026 and 2025 is as follows:

	06/30/2026	06/30/2025
Interest income, net	137	144
Exchange rate impact	(61)	(3,263)
Argentina hyperinflation impact	2,697	189
Increase in fair value of public warrants (Note 9)	(1,099)	(1,884)
Lease finance interest under IFRS 16 (Note 4)	(93)	(96)
Short term investment gain	-	27
Total	1,581	(4,883)

Finance income/(cost), net for the periods ended June 30, 2026 and 2025 include both realized and unrealized foreign exchange gains/(losses) due to the fluctuation of the exchange rates between the euro and the other currencies used by Codere Online in its operations, mainly the Mexican peso, the Colombian peso, Argentine peso and the Panamanian balboa, as well as interest income related to Codere Online’s outstanding receivables from related parties.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the net income/(loss) for the period attributable to equity holders of the Company by (b) the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares, if any. The effect of restricted shares for the period ended June 30, 2026, qualified as a dilutive event while the effect of warrants, stock options, and deferred payment qualified as antidilutive events for said period. The effect of restricted shares, warrants, stock options and deferred payment for the period ended June 30, 2025, qualified as antidilutive events. In accordance with IAS 33, antidilutive potential ordinary shares, those that would increase earnings per share or decrease the loss per share if included, are disregarded in the calculation of diluted earnings per share.

As of June 30, 2026, the Company had 45,469,915 issued and outstanding shares.

Both basic and diluted earnings per share attributable to equity holders of Codere Online are calculated based on the following data, in each case for the six months ended June 30, 2026 and 2025.

	06/30/2026	06/30/2025
Net income/(loss) attributable to the equity holders of the Parent (thousand euros)	5,583	(3,147)
Weighted average number of shares outstanding:
Basic	45,405,297	45,555,173
Diluted	45,532,466	45,555,173
Basic earnings per share (euros)	0.123	(0.069)
Diluted earnings per share (euros)	0.123	(0.069)

12.	RELATED PARTIES

The parties related to Codere Online include, in addition Codere Group’s subsidiaries, associates and jointly controlled entities, the Codere Online’s key management personnel, as well as all individuals who are related to them by a family relationship, and the entities over which key management personnel may exercise significant influence or control. Balances and transactions between Codere Online and other related parties outside of Codere Online’s consolidation perimeter are disclosed below.

06/30/2026

Related parties	Relation to Codere Online	Finance costs and exchange differences	Operating expenses	Total Costs
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	1,734	1,734
Codere Newco S.A.U.	Parent of Codere Online	-	7,721	7,721
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,278	1,278
Other retail companies	Subsidiary of Codere Group	-	200	200
Latam retail companies	Subsidiary of Codere Group	-	4,535	4,535
Total		-	15,468	15,468

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Balance at 06/30/2026

Related parties	Relation to Codere Online	Trade receivables (Note 6)	Payables with Related Parties (Note 8)	Trade payables and other current liabilities (Note 9)
Codere Newco S.A.U.	Parent of Codere Online	-	(1)	(1,941)
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	-	(338)
Other retail companies	Subsidiary of Codere Group	1,384	(1,692)	(1,373)
Other latam retail companies	Subsidiary of Codere Group	922	(1,208)	(2,028)
Total		2,306	(2,901)	(5,680)

06/30/2025

Related parties	Relation to Codere Online	Finance costs and exchange differences	Operating expenses	Total Costs
Codere Apuestas España S.L.	Subsidiary of Codere Group	-	899	899
Codere Newco S.A.U.	Parent of Codere Online	-	7,683	7,683
Codere Apuestas Galicia S.L.	Subsidiary of Codere Group	-	1,159	1,159
Other retail companies	Subsidiary of Codere Group	-	1,421	1,421
Latam retail companies	Subsidiary of Codere Group	-	3,249	3,249
Total		-	14,411	14,411

Balance at 12/31/2025

Related parties	Relation to Codere Online	Trade receivables (Note 6)	Payables with Related Parties (Note 8)	Trade payables and other current liabilities (Note 9)
Codere Newco S.A.U.	Parent of Codere Online	-	(2)	(1,822)
Codere Operadora de Apuestas S.L. (OACO)	Subsidiary of Codere Group	-	-	(290)
Codere Apuestas España S.L. (CAES)	Subsidiary of Codere Group	-	-	(224)
Other retail companies	Subsidiary of Codere Group	12	(155)	(531)
Latam retail companies	Subsidiary of Codere Group	942	(1,651)	(1,439)
Total		(954)	(1,808)	(4,306)

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

13.	COMMITMENTS AND CONTINGENCIES

Codere Online occasionally faces contingencies related to litigation, claims, assessments, regulatory compliance, or tax inspections. Such proceedings can be costly, time consuming and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings will not materially impact Codere Online’s financial condition or results of operations. Provisions are recognized when Codere Online has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where these recognition criteria are not met, contingent liabilities are disclosed, as applicable, unless the possibility of an outflow of resources embodying economic benefits is remote.

The current liability for the estimated losses associated with these proceedings is not material to the consolidated financial condition and those estimated losses are not expected to have a material impact on Codere Online’s results of operations.

14.	OTHER INFORMATION

Long Term Incentive Plan (“LTIP”)

On February 2, 2022, the Board approved the terms and conditions of a long-term incentive plan (the “LTIP”), which was approved by the Company Shareholders at a meeting held on March 3, 2022. The main objective of the LTIP is to enhance the alignment between senior management and directors of the Company’s Shareholders and strengthen the retention and motivation of senior management and directors in the long term.

The LTIP is primarily for the benefit of certain existing and future senior managers of the Company, certain Directors and certain employees and independent contractors providing services to Codere Online from time to time. The beneficiaries will be proposed by the Chief Executive Officer of the Company and will be subject to approval by the Company´s Board, such beneficiaries will receive an invitation letter to participate in the LTIP. Beneficiaries will be required to accept the terms of a post-contractual non-compete and non-solicitation agreement to benefit from the terms of the LTIP.

Compensation under the LTIP will be based on the beneficiary’s expected role, responsibilities and contribution to the business of the Company, among other things. The LTIP includes compensation in the form of share options, restricted shares, and/or deferred payments, payable depending upon the increase in the Company’s equity value and/or deferred payments payable depending upon the Incremental Equity Value (the amount will be determined as soon as possible following year-end 2026). The Incremental Equity Value will be calculated considering the Exercise Equity Value (which will be calculated considering the 2026 Adjusted EBITDA, the Net Financial Debt and the Transaction Value of Codere Online as established in the Company Sale Event), the Base Equity Value (amounting to $350 million) and the Invested Capital from shareholders (less any cash contributions to shareholders, in each case to the extent made after the date of commencement of this Plan and will be capitalized at an annual rate of 8%).

According to the LTIP Agreement, the termination date of the restricted shares will be March 31, 2027, whereas the share options will terminate on December 31, 2027. The payment date shall be considered as the termination of the deferred payment rights under the Existing LTIP, which shall take place no later than March 31, 2027. The number of share options to be granted will be based on the portion of the Target Compensation tied to this stock option component, a $10.00 exercise price (the “Strike Price”), the Target Share Price and subject to standard anti-dilution protections and adjustment for extraordinary cash dividends.

The restricted shares, share options and deferred payment rights granted to the beneficiaries shall have a 20% vesting per calendar year, considering the applicable start of vesting period.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Notwithstanding the general 20% per year vesting rule, the following clarifications apply based on employee start dates:

(i)	For grants made after January 1, 2022, where the beneficiary was already employed or providing services as of January 1, 2022, the vesting commencement date is deemed to be January 1, 2022

(ii)	For grants made after January 1, 2022, where the beneficiary joined the Company after January 1, 2022, the vesting schedule is adjusted proportionally to ensure full vesting by December 31, 2026 (i.e., more than 20% per year on average).

The share options will be exercised at the option of the beneficiary on a cash or cashless basis (subject to the Company’s option to net cash settle) and will not be transferable by the beneficiary at any time. The Company intends to settle the options in shares.

The number of restricted shares to be granted will be based on the portion of the Target Compensation tied to the restricted share component and a target share price of $20.50 (“Target Share Price”). The restricted shares may also be net cash settled by the Company, although the Company intends to settle them in shares. Share options may be exercised, and restricted shares may be sold, following the later of (i) 90 days from the respective vesting date and (ii) December 31, 2023.

Deferred payment rights are measured in USD, and the employee will receive as many shares as are worth to the deferred payment right amount, subject to the vesting terms of the Amended Existing LTIP, which extended the vesting period for the deferred payment rights to December 31, 2027. The deferred payments rights granted to the beneficiaries shall have a 20% vesting per calendar year and will be paid at the Company’s option in cash or the Company’s Ordinary Shares subject to certain exceptions and acceleration events. The Company intends to settle the deferred payment rights in shares.

The employer company of each beneficiary will be the one liable for compliance with applicable payroll obligations (income tax withholdings and social security tax withholdings/payments).

The total number of Ordinary Shares issuable to beneficiaries pursuant to the share options and restricted shares shall be limited to 5% of the total number of Ordinary Shares issued and outstanding at the time the LTIP was approved by the Company’s Shareholders. The Company may increase such limit by an amount equivalent to 0.2% of the total number of Ordinary Shares issued and outstanding on each December 31 through the end of the vesting period of the LTIP, to provide for additional capacity to grant awards to additional beneficiaries under the LTIP.

Amended Existing Long Term Incentive Plan (“Amended Existing LTIP”)

On November 7, 2024, the Board approved certain amendments to the Company’s existing LTIP with the aim of further enhancing the alignment between management, directors and shareholders by providing additional incentives. The amended existing LTIP (the “Amended Existing LTIP”) was subsequently approved by the Company’s shareholders at the Annual General Meeting held on June 30, 2025.

Under the Amended Existing LTIP, participants may receive additional restricted share awards and/or additional deferred payment rights (“DPR”) based on their role, level, business unit and the strategic objectives of the program. No additional stock options are offered under the Amended Existing LTIP. The additional restricted share awards are subject to a three-year vesting period covering the period from January 1, 2024 through December 31, 2026, being the expiration date of the previous existing LTIP’s original five-year term.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

The total potential payout under the deferred payment right component was increased by an additional $8.5 million, subject to an overall cap of $17.5 million. In addition, the deferred payment right calculation formula was amended, the minimum equity value threshold for eligibility was reduced and the payout mechanism was revised to incorporate a tiered structure. The vesting period for the DPR was also extended to December 31, 2027 (from December 31, 2026). The Amended Existing LTIP further includes provisions governing the treatment of awards in the event of a delisting of the Company’s shares (other than as a result of a regulatory breach). The Company intends to settle the deferred payment rights in shares.

Additional restrictions include clawback provisions applicable for a two-year period from the vesting date of an award, triggered upon termination for misconduct, fraud, gross negligence or breaches of post-termination restrictive covenants.

New Long Term Incentive Plan (“New LTIP”)

On the same date as for the Amended Existing LTIP, November 7, 2024, the Board also approved a new long-term incentive plan (the “New LTIP”) as an additional retention mechanism for senior management and directors. The New LTIP was approved by shareholders at the Annual General Meeting held on June 30, 2025.

The New LTIP is a stock option plan covering the 2024–2028 period pursuant to which Codere Online may grant up to 2.6 million stock options to eligible participants. The legal grant date is defined as the date of shareholder approval in respect of awards relating to years 2024 and 2025, and January 1 of each year for awards relating to years 2026 through 2028.

Options are granted at market value on the grant date and vest over a four-year period in annual cliff installments. Notwithstanding this general vesting rule, awards relating to 2024 and 2025 are deemed to have commenced vesting on January 1, 2024, and January 1, 2025, respectively. Although the New LTIP is a five-year plan, its overall term extends through December 31, 2031, to allow full vesting of awards granted in the fifth year. Each stock option has a contractual life of ten years measured from January 1 of the year of grant. The New LTIP also includes clawback provisions permitting recovery of awards for a two-year period following vesting. In certain cases, including senior executive roles, clawback may also be triggered by voluntary resignation.

The total number of share options, restricted shares and deferred payments right to each part of the LTIP, the Amended Existing LTIP and the New LTIP are as follow:

06/30/2026

	Number of share options	Number of restricted shares	Deferred payments rights (USD)
Total rights as of December 31, 2025	1,893,608	321,683	16,204,611
Awarded during the period	620,000	160,000	500,000
Issued during the period	-	(220,103)	-
Cash settled during the period	-	(48,921)	-
Exercised during the period	-	-	-
Forfeited during the period	-	(1,852)	(230,608)
Total rights as of June 30, 2026	2,513,608	210,807	16,474,003
Vested	1,201,976	105,403	1,750,084
Unvested	1,311,632	105,404	14,723,919

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

12/31/2025

	Number of share options	Number of restricted shares	Deferred payments rights (USD)
Total rights as of December 31, 2024	933,233	558,867	8,903,209
Awarded during the period	1,005,000	-	7,725,000
Issued during the period	-	(149,639)	-
Cash settled during the period	-	(46,511)	-
Exercised during the period	-	-	-
Forfeited during the period	(44,625)	(41,034)	(423,598)
Total rights as of December 31, 2025	1,893,608	321,683	16,204,611
Vested	1,126,595	179,147	1,744,954	*
Unvested	767,013	142,536	14,459,657

*	For the beneficiaries who accepted the Amended Existing LTIP, all DPR awards scheduled to vest in 2025 were treated as entirely unvested. Unlike the LTIP, which provided pro-rata vesting for all leavers, the Amended Existing LTIP restricts pro-rata vesting solely to participants meeting the good leaver criteria.

The fair value of the equity instruments granted under the LTIP has been determined using a Monte Carlo simulation valuation model as of each of the grant dates, considering the conditions determined in the LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	50.93%
Plan duration (years)	5.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Additionally, the fair value of the equity instruments granted as part of the New LTIP Agreement has been determined using the Black-Scholes valuation model as of each of the grant dates, considering the conditions determined in the New LTIP Agreement, and the following assumptions:

Forecast share price volatility (annualized)	49.62% – 52.40%
Plan duration (years)	5.50 to 7.00
Expected dividend yield	0.00%
Risk-free interest rate	U.S. Sovereign Bond yield

Due to the limited trading history of the Company’s shares, expected share price volatility has been determined based on the average historical standard volatility of a group of selected peers, considering a 5-year period, matching the applicable LTIP tenor.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

Fair value of restricted shares

The fair value of restricted share has been calculated as the number of estimated vested instruments multiplied by the grant-date fair value per restricted share. The number of estimated vested instruments is based on the awards granted to each beneficiary’s invitation letter, and the expected share value has been determined based of the aforementioned Monte Carlo simulation and the valuation inputs previously described.

Fair value of stock options

The fair value of stock options, which may be converted into the Company’s Ordinary shares at a previously specified price during a defined time period, has been calculated by multiplying the number of granted stock options by the grant-date fair value per option. To determine the value of stock options at each grant date, the Company used the expected share price evolution derived from the Monte Carlo simulation model under the LTIP and the Black-Scholes valuation model under the New LTIP. Option value consists of intrinsic value, which is the difference between the underlying share price and the option exercise price if positive, and time value, which reflects the possibility that the option may gain intrinsic value in the future. Based on the expected share price evolution, the Company’s stock options had only time value at each grant date, as the underlying share price was below the $10.00 per share exercise price under the LTIP. Under the New LTIP, the exercise price of each option is determined as the greater of (i) the market value of an ordinary Share on the grant date ($8.49 per share for Year 1 and Year 2 awards) and (ii) the nominal value of an Ordinary Share on the grant date (€1.00 per share). Based on the expected share price evolution, the stock options had time and intrinsic value at each grant date, as the underlying share price was close to the exercise price under the New LTIP.

Deferred payment rights

Finally, deferred payment rights are subject to non-market performance conditions linked to the Company’s EBITDA and net financial debt. The number of shares expected to be delivered is estimated based on the Company’s business plan and is reassessed over the vesting period. Accordingly, the Company’s business plan is used to determine the preliminary number of shares expected to be delivered to beneficiaries under the sub-plans.

The incentives granted to the beneficiaries under the LTIP are subject to a 5-year general vesting period, with 20% vesting per year, subject to certain exceptions and acceleration events, in order to promote the long-term retention of the beneficiaries.

Except in cases of termination for cause, beneficiaries generally retain vested awards upon cessation of employment or service. Awards are subject to clawback in certain circumstances, including breaches of post-termination restrictive covenants or as required by applicable law. The LTIP is subject to the Spanish employment law as a significant part of the compensation under the LTIP will be awarded to beneficiaries located in Spain. The components of the LTIP may be subject to special terms and conditions depending on the location of the beneficiary.

The foregoing description of the LTIP does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Master Agreement, which has been filed as an exhibit to the annual report of Codere Online as of December 31, 2022.

Codere Online recognizes the expense associated with the LTIP using the graded vesting method, in accordance with IFRS 2:B43–B44, whereby each vesting tranche is treated as a separate award and expensed over its respective vesting period.

For the six month period ended June 30, 2026, the impact of the LTIP recorded in the Unaudited Interim Condensed Consolidated Statements of operations and income statement as personnel expenses amounted to € 6.2 million euros.

Codere Online Luxembourg, S.A. and subsidiaries.

SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2026

(Thousands of Euros)

15.	EVENTS AFTER THE REPORTING DATE

On September 10, 2026, Codere Online announced a multi-year sponsorship agreement with the National Football League (NFL), under which it becomes the exclusive partner in the online sportsbook category in Mexico. The agreement grants Codere Online rights to NFL, Super Bowl and NFL Mexico Game marketing assets in that market and is expected to support the Company’s brand positioning and customer acquisition in Mexico.

On September 25, 2025, Codere Online entered into the Mendoza Transfer Agreement with Cela, S.A. for the transfer of its 98% ownership interest in the Temporary Union Contract to Cela, S.A. and Vital, S.A. (a company within Cela, S.A.’s group of companies), including its rights and obligations with respect to the online gaming license and the relevant third-party agreements.

Subsequent to June 30, 2026, Codere Online ceased offering online gaming services in the Province of Mendoza on August 10, 2026. On September 17, 2026, the Instituto Provincial de Juegos y Casinos of Mendoza (“IPJC”) authorized the transfer of Codere Online’s participation in the Temporary Union Contract to Cela, S.A. and Vital, S.A., and acknowledged the withdrawal of the Codere platform and Codere Online’s exit from the Province of Mendoza. The IPJC further confirmed that the transferees satisfied the requirements set forth under the applicable regulatory framework and that no legal impediment existed to the completion of the transaction.

There were no events subsequent to the closing date which could have a significant effect on Codere Online’s Unaudited Interim Consolidated Financial Statements.

The Unaudited Interim Consolidated Financial Statements of Codere Online Luxembourg, S.A. and its subsidiaries as of and for the six months ended June 30, 2026, were authorised for issue by the Board of Directors on September 29, 2026. The Company evaluated events after the reporting date through that date.

Financial Statements of Codere Online Luxembourg, S.A. and subsidiaries as of and for the six months ended June 30, 2026.

Madrid, 30 September, 2026

Marcus Arildsson	Amalia Lopez Castaño

Chief Financial Officer	Chief Accounting Officer